October 29, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:		Edwin Kim
Jan Woo

	Re:	Infobird Co., Ltd
Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted September 24, 2020
CIK No. 0001815566

Ladies and Gentlemen:

Infobird Co., Ltd (the “Company” or “we”), hereby provides the following information in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter to the Company dated October 15, 2020 (the “Comment Letter”). The Company’s responses are preceded by a reproduction of the corresponding Staff comments in bold as set forth in the Comment Letter.

If the Staff would like hard copies of the Draft Registration Statement on Form F-1 (the “Registration Statement”) as confidentially submitted to the Commission on the date hereof, marked against the Draft Registration Statement on Form F-1 as confidentially submitted to the Commission on September 24, 2020, please so advise and we would be happy to provide such copies. All page number references contained in the Company’s responses below correspond to the page numbers in the Registration Statement. Any capitalized terms used herein but not defined herein shall have the meanings given to them in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Summary, page 1

1.	We note your response to prior comment 1 regarding the basis for your belief that you are a leading SaaS provider in serving large enterprises in the finance industry in customer engagement. To the extent material, please include this information in the filing.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 62 of the Registration Statement accordingly.

Corporate History and Structure, page 3

2.	Please revise your registration statement to include your responses to prior comments 4 and 5 regarding the corporate restructuring and the ownership before and after of each for the 19 shareholders of Infobird Beijing.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 3 and 42 of the Registration Statement accordingly to reflect that the sale of securities in March 2020 was in the same proportion as the ownership of Infobird Beijing prior to the reorganization, and that, to the Company’s knowledge, such investors still currently own their same interests in Infobird Beijing. In regards to the response to prior comment 5, the VIE agreements will be filed as exhibits to the Registration Statement.

Business, page 57

3.	Your response to prior comment 11 indicates that you have 358 customers, consisting of over 10,000 paid users accounts. Please provide more detail regarding your customer base outside of your largest customer China Guangfa Bank. Please clarify the number of paid user accounts outside of China Guangfa Bank and whether your other customers are concentrated in any particular industry, geographic location or size of customer.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 47, 50, 52, 53, 61 and 67 of the Registration Statement accordingly to reflect the below information.

The number of average monthly paid user accounts outside of the Company’s largest customer, China Guangfa Bank, is as follows:

	Number of Average Monthly Paid User Accounts
	June 30, 2020	December 31, 2019	December 31, 2018
Standard cloud-based services	5,121	4,027	5,222
BPO services	155	181	186
Total	5,276	4,208	5,408

The customer base outside of China Guangfa Bank is not concentrated in any particular industry, geographic location or size of customer. The breakdown of customers by business line is as follows as of June 30, 2020:

Business Line	Number of Customers
Customized cloud-based services	1
Standard cloud-based services	330
BPO services	15
Other services	12
Total	358

4.

Please refer to prior comment 12 and advise us whether you substantially dependent on any of your agreements with China Guangfa Bank, and if so, whether you plan on filing such agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Company Response: The Company acknowledges the Staff’s comment and respectfully submits that it is not currently substantially dependent on written agreements with China Guangfa Bank. As disclosed on page 67 of the Registration Statement, the Company is currently operating under oral arrangements with China Guangfa Bank regarding customized cloud-based services.

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If you have any questions or comments concerning these responses, please do not hesitate to contact me by telephone at 86-010-52411819 or by e-mail at wuym@infobird.com or the Company’s counsel by telephone at 305-539-3306 or by e-mail at clayton.parker@klgates.com.

Sincerely,

/s/ Yimin Wu
Yimin Wu, Chief Executive Officer and Chairman of the Board of Directors

cc:

Clayton E. Parker, Esq., K&L Gates LLP